Exhibit 99.1

HAFNIA LIMITED: Key information relating to change of ISIN and CUSIP

Singapore, 2 October 2024

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 1 October 2024 regarding the successful completion of the discontinuance of the Company from Bermuda and continuance to Singapore (the "Redomiciliation").

The Redomiciliation entails a change of the ISIN code for the Company's shares traded on the Oslo Stock Exchange and a change of the CUSIP code for the Company’s shares traded on the New York Stock Exchange. Please note the following key information regarding the ISIN and CUSIP change:

Issuer: Hafnia Limited

Previous ISIN: BMG4233B1090
New ISIN: SGXZ53070850
Date of ISIN change: 7 October 2024

Previous CUSIP: G4233B109
New CUSIP: Y2990R101
Date of CUSIP change: 7 October 2024

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For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.